UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Western Bancorp

Title of Class of Securities:  Common Stock, no par value

CUSIP Number:  957683105

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

 Bennett Lindenbaum, c/o Basswood Partners, 645 Madison Avenue,
         10th Floor, New York, NY  10022; (212) 521-9500

     (Date of Event which Requires Filing of this Statement)

                        October 16, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 957683105

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Basswood Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         614,355

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         614,355

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         614,355


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         3.43%

14. Type of Reporting Person

         PN

CUSIP No.: 957683105

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Matthew Lindenbaum

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         45

8.  Shared Voting Power:

         614,355

9.  Sole Dispositive Power:

         45

10. Shared Dispositive Power:

         614,355

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         614,400

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         3.43%

14. Type of Reporting Person

         IN

CUSIP No.: 957683105

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Bennett Lindenbaum

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         614,355

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         614,355

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         614,355

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         3.43%

14. Type of Reporting Person

         IN

The purpose of this Schedule 13D is to report that the ownership of Basswood Partners, L.P., Matthew Lindenbaum and Bennett Lindenbaum (together, the "Reporting Persons") in the Common Stock, no par value (the "Shares"), of Western Bancorp (the "Issuer") has decreased from 6.15% to 3.43% of the Shares outstanding.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         This statement is being filed on behalf of Basswood Partners, L.P. ("Basswood"), a Delaware limited partnership, and Matthew and Bennett Lindenbaum, the sole principals of Basswood Management, Inc., Basswood's general partner. Basswood's principal office is at 645 Madison Avenue, 10th Floor, New York, New York 10022. Basswood is the general partner of Basswood Financial Partners, L.P., Whitewood Financial Partners, L.P. and Jet I, L.P. (the "Partnerships"), the investment manager for Basswood International Fund, Inc. (the "International Fund") and has investment discretion over certain managed accounts (the "managed accounts").

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Matthew Lindenbaum and Bennett Lindenbaum are citizens of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Persons are deemed to beneficially own 614,355 Shares, with Matthew Lindenbaum individually owning an additional 45 Shares. All 614,355 Shares are held by either the Partnerships, the International Fund or the managed accounts. The Shares of the Issuer were purchased either in open market transactions or in private placements. The funds for the purchase of the Shares held in the Partnerships, the International Fund or the managed accounts have come from the working capital of the Partnerships, the International Fund or the managed accounts. The working capital of these entities includes the proceeds of margin loans entered into in the ordinary course of business with Goldman Sachs & Co., such loans being secured by the securities owned by them.

Item 4.  Purpose of Transactions

         No change.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Persons are deemed to be the beneficial owners of 614,355 Shares, with Matthew Lindenbaum being the owner of an additional 45 Shares. Based on information received from the issuer, as of November 10, 1998 there were 17,923,437 Shares outstanding. Therefore, the Reporting Persons are deemed to beneficially own 3.43% of the outstanding Shares. The Reporting Persons have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own. All transactions in the Shares effected by the Reporting Persons during the sixty days prior to October 16, 1998 through the date of this filing were effected in open-market transactions and are set forth in Exhibit B hereto.

         As of October 16, 1998, the Reporting Persons were no longer greater than five percent beneficial owners in the Shares.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting
              Persons during the 60 days prior to October
              16, 1998 through the date of this filing is filed herewith as Exhibit B.

         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                             BASSWOOD PARTNERS, L.P.

                             By: Basswood Management, Inc.,
                                 its General Partner


                             By:  /s/ Matthew Lindenbaum
                                 _____________________________
                                 Matthew Lindenbaum, President


                                  /s/ Matthew Lindenbaum
                                 _____________________________
                                 Matthew Lindenbaum


                                  /s/ Bennett Lindenbaum
                                 _____________________________
                                 Bennett Lindenbaum

January 19, 1999




















                               10
00705003.AK2

                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

January 19, 1999 relating to the Common Stock of Western

Bancorp shall be filed on behalf of the undersigned.


                             BASSWOOD PARTNERS, L.P.

                             By: Basswood Management, Inc.,
                                 its General Partner


                             By:  /s/ Matthew Lindenbaum
                                 _____________________________
                                 Matthew Lindenbaum, President


                                  /s/ Matthew Lindenbaum
                                 _____________________________
                                 Matthew Lindenbaum


                                  /s/ Bennett Lindenbaum
                                 _____________________________
                                 Bennett Lindenbaum



















00705003.AK2

                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS

                                          Price Per Share
  Date     Shares Purchased or (Sold) (excluding commission)
  ____      ________________________     _________________

8/31/98               1,000                   $29.5000
9/28/98              (1,420)                   34.0898
10/16/98            (40,000)                   29.8750
10/21/98            (18,000)                   29.8125
11/2/98               3,100                    31.5000
11/4/98                 280                    32.0000
11/6/98               1,850                    31.7500
11/20/98             (2,500)                   33.0000
11/20/98            (17,500)                   32.7857
11/23/98             (2,500)*                  33.0000
11/23/98            (20,000)*                  32.9375
11/24/98            (20,000)*                  33.1172
11/24/98            (10,000)*                  33.0000
12/1/98             (20,000)*                  32.3438
12/17/98               (900)*                  32.1250
12/24/98            (10,000)                   29.1250
12/28/98            (85,000)                   28.0000
12/28/98            (57,840)                    +
1/5/99                4,450                    30.1250
1/6/99               10,000                    31.5625
1/6/99                5,000                    31.6250
1/7/99               21,000                    31.8500
1/8/99               11,500                    32.1658







* Represents the opening of a short position and does not affect the Reporting Persons' deemed beneficial ownership.

+  Represents the closing of a short position against the box.










00705003.AK2